[redacted]

14048547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39753

MAIL PROCESSING RECEIVED MAR 04 2014 WASH., DC SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Ecoban Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 Fifth Avenue, Suite 630
(No. and Street)

New York	**New York**	**10175**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. De Got **(212) 805-8300**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AB 3/19

OATH OR AFFIRMATION

I, Stephen P. De Got , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ecoban Securities Corporation ,as of **December 31,2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Howard C. Rosenberg
Notary Public, State of New York
No.: 01RO6113108
Qualified in New York County
Commission Expires 7/19/16

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Subordinated Borrowings.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ECOBAN SECURITIES CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS AT DECEMBER 31, 2013 AND INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

ECOBAN SECURITIES CORPORATION
DECEMBER 31, 2013

INDEX

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
of Ecoban Securities Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Ecoban Securities Corporation (a New York corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ecoban Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, Schedule II and Schedule III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, Schedule II and Schedule III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, Schedule II and Schedule III is fairly stated in all material respects in relation to the financial statements as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2014

ECOBAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	40,134
Fee receivable		22,386
Taxes receivable		10,343
Deferred tax benefit		21,400
Prepaid expenses		3,122
TOTAL ASSETS	$	97,385

LIABILITIES

Accounts payable	$	4,477
Accrued expenses		6,352
TOTAL LIABILITIES		10,829

STOCKHOLDER'S EQUITY

Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding		103
Additional paid-in capital		134,382
Accumulated deficit		(47,929)
TOTAL STOCKHOLDER'S EQUITY (see statement attached)		86,556
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	97,385

The notes to financial statements are made a part hereof.

ECOBAN SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

REVENUE:	
Fees from underwriting of securities	**$ 578,476**
Other fees	**201,778**
TOTAL REVENUE	**780,254**
EXPENSES:	
Commission expense	**687,852**
Compensation and benefits	**25,014**
Professional fees	**74,377**
Occupancy	**29,032**
Regulatory fees	**9,246**
Technology	**5,298**
Other expenses	**3,774**
TOTAL EXPENSES	**834,593**
LOSS BEFORE INCOME TAXES	**(54,339)**
Income tax (benefit)	**(10,700)**
NET LOSS	**$ (43,639)**

The notes to financial statements are made a part hereof.

ECOBAN SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
BALANCE, JANUARY 1, 2013	$ 103	$ 117,382	$ (4,290)	$ 113,195
Capital contributions	-	17,000	-	17,000
Net loss (Statement attached)	-	-	(43,639)	(43,639)
BALANCE, DECEMBER 31, 2013	$ 103	$ 134,382	$ (47,929)	$ 86,556

The notes to financial statements are made a part hereof.

ECOBAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(43,639)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in prepaid expenses		8,694
Increase in deferred tax benefit		(10,700)
Increase in fee receivable		(734)
Increase in accounts payable		4,477
Increase in accrued expenses		2,839
Decrease in deferred revenue		(8,000)
Net Cash Used in Operating Activities		(47,063)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		17,000
Net Cash Provided by Financing Activities		17,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(30,063)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		70,197
CASH AND CASH EQUIVALENTS - END OF YEAR	$	40,134

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for income taxes	$	1,022

The notes to financial statements are made a part hereof.

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. NATURE OF BUSINESS

Ecoban Securities Corporation, the "Company", is registered as a broker/dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority "FINRA". The Company is typically compensated with service fees when acting as a placement agent in the underwriting of offerings. The Company also receives service fees related to its participation in road shows on behalf of various businesses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). These financial statements were approved by management and available for issuance on February 28, 2014. Subsequent events have been evaluated through this date.

Fees Receivable, Fees from Underwriting of Securities, and Other Fees

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2013.

Road show revenues are recorded in accordance with the terms of their respective agreements and where applicable recognized on pro rata basis over the term of the respective agreements. Road show fees are included in Other Fees on the Statement of Operations.

Underwriting fees include gains/losses and fees net of underwriting expenses arising from securities offerings in which the Company acts as an agent.

Income Taxes

The Company is taxed as a Corporation and accounts for income taxes in accordance with FASB ASC 740, Income Taxes.

FASB ASC 740 requires that the Company records deferred income taxes to recognize the tax effects of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (Continued)

At December 31, 2013, such temporary differences resulted from net operating loss carry forwards totaling approximately $108,266 that may be offset against future income through 2032. The expected tax benefit that would result from applying statutory tax rates is $21,400.

The provision (benefit) for federal and state income taxes for the year ended December 31, 2013 is as follows:

Federal	$8,100
State and Local	2,600
Total	$10,700

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. CASH AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company maintains its cash balances in one financial institution which exceed federally insured limits The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts. Management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

4. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2013, and were subsequently settled had no material effect on the financial statements as of that date.

5. CONCENTRATION OF REVENUE

During the year ended December 31, 2013, approximately 73% of the Company's revenues were from three Customers.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2013, the Company had net capital of $29,672, which was $24,672 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.365 to 1.

7. RENT EXPENSE

The Company leases office space in New York City on a month-to-month basis. Rent expense for the year ended December 31, 2013 aggregated to $29,032 and is included in the occupancy expense line item on the Statement of Operations.

8. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore is not required to maintain Special Reserve Bank Account for the Exclusive Benefit of Customers.

ECOBAN SECURITIES CORPORATION
SCHEDULE I
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 86,556
Less non-allowable assets	56,884
Net capital	29,672
Minimum capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Capital in excess of minimum requirements	$ 24,672
Ratio of aggregate indebtedness to net capital	0.365

See the accompanying Independent Auditor's Report

ECOBAN SECURITIES CORPORATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2013

The Company claims a (k)(2)(i) exemption of Rule 15(c)3-3 and is not permitted to hold customer securities nor is it required to compute reserve requirements. The Company is in compliance with the conditions of its exemption.

See the accompanying Independent Auditor's Report

ECOBAN SECURITIES CORPORATION
SCHEDULE III
RECONCILIATION OF NET CAPITAL PER ORIGINAL FOCUS REPORT TO NET CAPITAL PER AUDITED REPORT
DECEMBER 31, 2013

Net Capital per original focus report	$	29,672
(Increase) in non-allowable assets		(10,700)
Increase in deferred tax asset		10,700
Net Capital Per Audited Report	$	29,672

See the accompanying Independent Auditor's Report

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors and Stockholder of Ecoban Securities Corporation:

In planning and performing our audit of the financial statements of Ecoban Securities Corporation as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Ecoban Securities Corporation's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Ecoban Securities Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of Ecoban Securities Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Ecoban Securities Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Ecoban Securities Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Ecoban Securities Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Ecoban Securities Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31. 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farkouh, Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2014

Farkouh
Furman & Faccio LLP
Certified Public Accountants and Advisors

Independent Accountant's Report on Applying Agreed-Upon Procedures
On Schedule of Assessment and Payments (Form SIPC-7)

To the Stockholder of
Ecoban Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2013, which were agreed to by Ecoban Securities Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ecoban Securities Corporation's compliance with the applicable instructions of Form SIPC-7. Ecoban Securities Corporation's management is responsible for the Ecoban Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farkouh, Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2014

ECOBAN SECURITIES CORPORATION

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT
SIPC-6 general assessment for the first half of year ended December 31, 2013	July 30, 2013	$ 849	
SIPC-7 general assessment for the year ended December 31, 2013	January 14, 2014	1,102	$ 1,951
		$ 1,951	$ 1,951

See the accompanying Independent Accountant's Report.